EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                              September 25, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

     Subject of the Event: Filing of an Appeal Regarding a Derivative Action

On September 18, 2006, Lahava Chatamim Ltd. filed an appeal to the Supreme Court against the decision of the Tel Aviv District Court which refused the motion to certify a derivative action, in the amount of NIS 409.5 million. The motion to certify a derivative action was filed against eleven officers (past and present) of the Bank and against the Bank as a formal respondent.

The date and time when the Company was first made aware of the event or matter:
September 20, 2006 at 4:00 P.M.